Exhibit 99.8

March 30, 2016

CONSENT OF NEIL BURNS

United States Securities and Exchange Commission

In connection with the filing of the Annual Report on Form 40-F of Silver Wheaton Corp. for the year ended December 31, 2015 (the “Annual Report”), I, Neil Burns, M.Sc., P.Geo., Vice President, Technical Services, Silver Wheaton Corp., hereby consent to being named as having approved the disclosure of the scientific and technical information contained in the Annual Report under the headings “Description of the Business”, “Technical Information”, “Technical Information – Further Disclosure Regarding Mineral Projects on Material Properties –San Dimas Mines, Mexico, – Peñasquito Mine, Mexico” and “Interest of Experts” contained in the Annual Information Form for the year ended December 31, 2015, included as Exhibit 99.1 to the Annual Report and incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-128128), Form F-10 (File No. 333-203682) and Form F-3D (File No. 333-194702). I hereby confirm that I have read the Annual Report and have no reason to believe that there are any misrepresentations in the information contained therein that is within my knowledge as a result of the services performed by me in connection with my approval of the disclosure of the scientific and technical information contained in the Annual Report.

Yours truly,

/s/  Neil Burns
Neil Burns, MSc, P.Geo
Vice President Technical Services,
Silver Wheaton Corp.